

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2013

Via E-mail
Eduard Musheyer
Diamond Technology Enterprises, Inc.
President
21 West 47th Street, #24
New York, NY 10036

> Re: **Diamond Technology Enterprises, Inc.**
> **Form S-1**
> **Filed November 6, 2013**
> **File No. 333-192135**

Dear Mr. Musheyer:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. It appears you may be a blank check company as defined in Rule 419 of Regulation C in view of the fact you are a development stage company issuing penny stock, you have commenced apparently nominal operations, you have no revenues from your intended business line and no contracts or agreements with customers or suppliers, and you will be

unable to implement your business plan without substantial additional funding. Please provide a detailed explanation as to why Rule 419 does not apply to this offering, including a specific business plan for the next twelve months. In providing the specific business plan, the company should also disclose its day-to-day operations. Also disclose whether you have any current plans, arrangements, commitments or understandings to engage in a merger or acquisition with another company. Alternatively, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C and indicate that you are a blank check company.

Prospectus Cover Page

3. Please revise your registration statement as necessary to clearly disclose all of the types and amounts of securities that you and the selling shareholders intend to offer and sell pursuant to it. In this regard, please include on your prospectus cover page in similar font size and script the number of share being sold by selling shareholders in a manner as prominently as the disclosure of the sale of shares by you.

4. We note your risk factor that you do not plan to place funds in an escrow, trust, or similar account. Please revise the prospectus cover page to describe the effect of this on investors. Please refer to Item 1 of Form S-1 and Item 501(b)(8) of Regulation S-K. Please make similar revisions under the heading "Plan of Distribution" on page 27.

5. Please revise the prospectus cover page to include the disclosure required by Item 501(b)(8) of Regulation S-K. For example, if the primary offering is to be conducted on a self-underwritten, best-efforts basis, please say so. Please similarly revise your Plan of Distribution section to clarify the method by which you will distribute the shares in the primary offering, as your current disclosure appears to contemplate a number of different and contradictory such methods. Please refer to Item 508 of Regulation S-K.

Prospectus Summary, page 1

6. Revise to clarify that the summary highlights "material" rather than "selected" information.

Our Business, page 1

7. We note your statement that you are an "emerging growth company." If so, as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please revise your prospectus to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the Act:

  o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a smaller reporting company.

8. The summary description of your business appears to be incomplete. Please revise this section to describe what, if anything, you will do with the diamonds after they are processed by the HPHT Machines.

<u>About This Offering, page 3</u>

9. Please revise to indicate that you and the selling shareholders will sell shares in the offering at $1.00 per share, until the shares are quoted on the OTC Bulletin Board or listed on an exchange and thereafter at prevailing market prices or privately negotiated prices.

<u>Cautionary Note Regarding Forward-Looking Statements, page 9</u>

10. We note your disclaimer that you have not taken "no obligation to update publicly or revisions to any forward-looking statements" contained in your registration statement. In light of your continuing disclosure obligations upon the effectiveness of this registration statement, please clarify this disclaimer.

<u>Use of Proceeds, page 10</u>

11. We note your statements that you will have "broad discretion in the allocation of the net proceeds" of the offering and "may reallocate such proceeds as the situation dictates." If you reserve the right to change the use of proceeds, such reservation must be due to certain contingencies that are discussed specifically and you must indicate the alternatives to such use in that event. Please revise. Please refer to Instruction 7 of Item 504 of Regulation S-K.

Description of Business and Property, page 14

General, page 14

12. We note your disclosure that once you are fully operational you will produce gross
revenues on an annual basis of $404,941,270 and generate net income of $161,588,131.
Given that you are currently in the development stage, please disclose the events or
milestones that you will need to accomplish in order to implement your business plan in
the next twelve months. In this regard, your disclosure should fully describe each event
or milestone, discuss how you will perform or achieve each event or milestone, quantify
the estimated cost(s) to achieve each event or milestone and delineate the timeframe for
achieving each event or milestone. Descriptions of these planned business activities
should be accompanied by a discussion of how you will achieve your plans in enough
detail so that investors can evaluate your business plan and the projected gross revenues
and net income presented. We may have further comment upon reading your response
and revisions.

Products and Services, page 14

13. We note your disclosure that you intend to become a "major player" in your industry.
Please expand to clearly explain what this means.

14. We also note your disclosure that you plan to use your "global relationship network" to
acquire diamonds. As you have had no operations, explain in detail how you have a
global relationship network and of what this network consists.

Get the raw materials, page 15

15. We note that you plan to source your diamonds from India but under "Competition" you
disclose that you plan to source your diamonds from Canada, Australia, Botswana,
Russia, Zaire and South Africa. Please reconcile your disclosures. In addition, we note
that Zaire is now named the Democratic Republic of Congo.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
16

16. Where you state that Mr. Musheyer "intends to continue" to finance the company with
his own funds and "fund shortfalls as needed," please revise to clarify, if true, that you do
not have an agreement with place with Mr. Musheyer regarding such intentions.

Our Management, page 19

17. Please revise Mr. Musheyer to biography to include the names of the companies he
founded.

18. Please revise to describe the business experience of Messrs. Musheyer, Nikitin and Jordan Friedberg for the past five years, or clarify your disclosure by adding dates or the duration of employment. Refer to Item 401(e) of Regulation S-K.

Executive Compensation, page 21

19. Please expand your disclosure to explain the services provided by Mr. Mortman.

Security Ownership of Certain Beneficial Owners and Management, page 22

20. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Summit Trading Limited, Southeast Research Partners, LLC, Prosper Capital, Inc. and Sierra Trading Group. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov. Please make the same disclosure in the Selling Stockholders table on page 27 with respect to all selling stockholders that are not natural persons.

Certain Relationships and Related Party Transactions, page 22

21. We note your disclosure that officers and shareholders "have contributed capital to the Company for working capital purposes, paid expenses incurred on behalf the Company and contributed equipment since the Company's inception in January 2013 in aggregate of $745,559". Please provide greater details of these transactions, including the amounts and the persons making the contributions. Please refer to Item 404 of Regulation S-K.

22. Please describe in this section the terms and conditions under which Mr. Nikitin will receive 34,500,000 shares of common stock, as well as the provision of office space by one of your principals at no cost (and name such principal). Please also file as exhibits the agreements described in this section. Please refer to item 601(b)(10) of Regulation S-K.

23. Please explain what it means that Mr. Nikitin's loan is convertible at a 50% discount to market.

Description of Capital Stock

24. Please provide a detailed explanation of the terms of your Series A Convertible Preferred Stock as you did for your Common Stock. As applicable, revise your prospectus to refer to your convertible preferred stock rather than preferred stock.

Selling Stockholders, page 24

25. Please revise to correct the number of shares being registered for resale in the first sentence of this section.

26. We note that you are registering the resale of 12,454,000 shares of common stock. Given the size of the offering relative to the number of shares outstanding held by non-affiliates, the offering of such shares appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Therefore, please revise the terms of your offering to provide that all offers and sales by selling stockholders will be made at the disclosed fixed price for the duration of the offering and to identify the selling shareholders as underwriters. Alternatively, reduce the size of the offering to one-third of the total number of outstanding shares held by non-affiliates. If you disagree with our determination, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In this regard, please address the factors referred to Securities Act Rules Compliance and Disclosure Interpretation 612.09, available on our website at www.sec.gov.

27. Please disclose whether the selling shareholders that are not natural persons are broker-dealers or affiliates of broker-dealers. We may have further comment have reviewing your response.

Plan of Distribution, page 25

28. We note that you may sell shares directly. Please revise to clarify who would sell the shares under these circumstances. If an officer of the company will be relying upon the safe harbor from broker-dealer registration found in Exchange Act Rule 3a-41 then please provide us with the basis for reliance upon such exemption.

Notes to Financial Statements, page 41

Note 4- Property and Equipment, page 43

29. Please explain in detail how you acquired and valued the property, plant and equipment acquired in exchange for 760 thousand shares of stock. In this regard, please disclose how fair value was determined and explain to us in detail how you were able to substantiate fair value. Please tell us whether the property was acquired from a related party and if so, the nature and extent of the related nature. With respect to the contribution of property by a donor, please advise whether the donor's cost represented fair value at the date of contribution and the actual date and cost such asset was purchased by the donor. We may have further comment.

Item 15. Recent Sales of Unregistered Securities, page 48

30. We note your disclosure that you issued shares in reliance on the exemptions of Regulation D. If so, please file the relevant Form D. In addition, please briefly state the

facts relied upon to make the exemptions under Sections 4(2), 4(6) and Regulation D available.

Signature, page 51

31. Your registration statement should be signed by the company, your principal executive officer or officers, your principal financial officer, your controller or principal accounting officer and by at least a majority of the board of directors or persons performing similar functions. In this regard, there should be separate signature blocks for the company and each of the required persons. Please revise your signatures so that they are consistent with the requirements of Form S-1. Refer to the signature page of Form S-1 and the related instructions.

Exhibit 5.1

32. We note the opinion of counsel that "the shares of Common Stock currently issued and outstanding are duly and validly issued as fully paid and non-assessable." Given that the opinion defines the phrase "Common Stock" to mean the 6,000,000 shares of common stock to be issued by the company, presumably the term does not include any shares that currently are issued and outstanding. Please advise or revise.

Exhibit 10.3

33. Please revise your subscription agreement to delete the language requiring the investor acknowledge that he/she has "reviewed" the corporate documents regarding the Company and the terms of this Offering.

Exhibit 23.1

34. We note that the consent provided by your independent registered public accounting firm refers to a report dated October 30, 2013 but the audit report included within the filing is dated November 5, 2013. Please revise your filing to resolve this inconsistency.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to its disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jason Niethamer, Assistant Chief Accountant at (202) 551-3855, or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Lilyanna Peyser, Special Counsel, at (202) 551-3222 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director